Exhibit 99 contains press release as issued on May 24, 2001

--------------------------------------------------------------------------------
                            BRILL MEDIA COMPANY, LLC
                          BRILL MEDIA MANAGEMENT, INC.
--------------------------------------------------------------------------------
FOR IMMEDIATE RELEASE

                                                           Contact: Don TenBarge
                                                                812-423-6200

                                                               William W. Galvin
                                                          The Galvin Partnership
                                                                    203-618-9800


              Brill Media Company, LLC Reports Fiscal 2001 Results:
                     Revenues Up 2%, Media Cashflow Down 9%,
            Fourth Quarter Revenues Stable, Media Cash flow Down 25%

Evansville, IN, May 24, 2001 - Brill Media Company, LLC and Brill Media Management, Inc., (together referred to as the "Company"), operator of radio stations, newspapers and related businesses in middle markets, today reported mixed results for the fourth quarter and fiscal year ended February 28, 2001.

For the year ended February 28, 2001, revenues increased 2% to $45.8 million from $44.9 million for the prior year while media cashflow decreased 9% to $11.0 million from $12.1 million in fiscal 2000. For the fourth quarter, revenue was unchanged with the same quarter last year at $10.2 million and media cashflow declined 25% to $1.7 million from $2.2 million in fiscal 2000.

For the fourth quarter ended February 28, 2001, the newspaper operations were up 3% with media cashflow declining by 43% from the same quarter last year. For the full year, the newspapers experienced a 4% revenue increase and a 14% media cashflow decline. The continuing radio operations, excluding last year's TBA fees from the Missouri radio stations which have been sold, experienced flat revenues and a 4% decrease in media cashflow for the comparative quarter and had a revenue increase of 2% and growth in media cashflow of 4% for the full year.

The Company had a net loss of $11.5 million for the year compared with a $4.3 million loss last year and $3.3 million loss for the quarter just ended as compared with a $2.5 million net income for the prior comparative period. This difference is primarily due to the gain on sale of the Missouri stations in the prior fiscal year.

Alan R. Brill, President and Chief Executive Officer, said, "We have been working over the past fiscal year to effect positive changes in the operating structure and culture of both our newspapers and radio stations. We now generally have in place the people and facilities that we have wanted. Over the past twelve months, we have finalized consolidation of many of our operating locations and the organizations in those locations are now much more effective. While we have experienced some additional unplanned costs during the consolidation process, we anticipate a steady increase in our operational efficiencies. In all of our markets, the economic situation has held the increase in revenues to less than planned and insufficient to offset our expenditures, which remained in line with plan.

"As with many media companies, we have been faced with a slower economy and a very weak demand for advertising, particularly in our fourth quarter. We believe this decline to be a short-term situation but question if we will see resumption of the very robust growth rates of a year ago. Our soft revenue situation is compounded by an upward pressure on our operating costs, resulting in a temporary contraction of our margins. Our fiscal fourth quarter, which is historically one of our weakest periods, was especially vulnerable to this contraction.

"We have long held that our investment in our people will reap the greatest rewards. This investment has continued to be made and I still believe in the long term will produce the results we desire. In the near term, we are closely monitoring operating expenditures. While we continue to seek efficiencies in our operations, we have elected not to strip our operations of the effectiveness that we believe we have built over the past year by now slashing costs to maintain cash-flow and margins. We continue to be among the top positions in most of our markets. The combination of these items will lend themselves to improved results over the long-term," Mr. Brill concluded.

Brill Media is a diversified media enterprise that currently owns, operates or managers thirteen radio stations in four markets and 27 publications in a large Michigan marketplace. All of the capital stock of the Company is owned by the President, Alan R. Brill.



                                -Table Follows -

                            BRILL MEDIA COMPANY, LLC
                         HISTORICAL FINANCIAL HIGHLIGHTS
                             (Dollars in Thousands)

                                     Three Months Ended February 28               Twelve Months Ended February 28
                               Fiscal 2001     Fiscal 2000     % Change      Fiscal 2001     Fiscal 2000     % Change
                              --------------- -------------- -------------- --------------- -------------- --------------
Revenues                         $10,192         $10,182               .1       $45,814         $44,918             2.0
Media Cashflow                     1,686           2,247            (25.0)       10,961          12,079            (9.3)
EBITDA                             1,627           1,085             49.9         7,940           7,983            (0.5)
Operating Income                     721             211            242.4         4,369           4,662            (6.3)
Net Income (Loss)                 (3,286)          2,459                        (11,518)         (4,345)

The term Media Cashflow represents EBITDA plus incentive plan expense, management fees, time brokerage fees paid, acquisition related consulting expense and interest income from loans made by the Company to managed affiliates. EBITDA represents operating income plus depreciation and amortization expense. As used above Media Cashflow and EBITDA include the results of unrestricted subsidiaries and therefore differ from the same terms as defined in the Indenture for the Company's Senior Notes. Media Cashflow is not a measure of performance calculated in accordance with GAAP and in addition, the term Media Cashflow may not be comparable to related or similar measures as reported by other companies.

The matters discussed in this press release include forward-looking statements. In addition, when used in this press release, the words "intends to," "believes," "anticipates," "expects," and similar expressions are intended to identify forward-looking statements. Such statements are subject to a number of risks and uncertainties. Actual results in the future could differ materially and adversely from those described in the forward-looking statements as a result of various important factors, including the impact of changes in national and regional economies, successful integration of acquired radio stations and newspapers (including achievement of synergies and cost reductions), pricing fluctuations in local and national advertising, volatility in programming costs, the availability of suitable acquisitions on acceptable terms and the risk factors set forth in the Company's Registration Statement filed with the Securities and Exchange Commission. The Company undertakes no obligation to publicly release the result of any revision to these forward-looking statements that may be made to reflect any future events or circumstances.